CTDC Signs LOI to Co-Develop the Xiamen Bay Solar City

HONG KONG – July 08, 2008 — China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin-film technology, today announced that the Company signed a Letter of Intent (“LOI”) with China Merchants Zhangzhou Development Zone (“CMZD”), to co-develop the Xiamen Bay Solar City during the Solar City’s grand opening ceremony held in CMZD on June 28th.

The LOI was signed by Alan Li, Chairman and CEO of CTDC and Mr. Bin Wu, General Manager of the CMZD. Under the terms of the letter, 100 acres within the CMZD have been designated for the construction of the solar city project, which will incorporate CTDC’s current SnO2 production lines and its future BIPV applications projects. In addition, CMZD agreed to commit in providing ongoing cooperation for CTDC to further develop its a-Si solar thin-film technology.

“We are delighted to receive this assurance of continued strong cooperation and mutual support between China Merchants Zhangzhou Development Zone and CTDC,” commented by Alan Li. “The commitment will provide opportunities for us to further develop and expand the SnO2 production facility within the Xiamen Bay Solar City. In addition, it will allow us to better execute our expansion strategy in the broader downstream BIPV market.”

Moreover, over one hundred guests attended the ceremony, including government officials, financial analysts and solar industry leaders from Mainland China, Taiwan, Hong Kong and the United States. Among the industry leaders who joined the opening celebration was Mr. William P. Nesmith, Senior Energy Advisor of the National Association of State Energy Officials (NASEO) in the United States. Mr. Nesmith commented, “The Xiamen Bay Solar City development incorporates the global trends of a rapidly growing renewable energy sector, and demonstrates the emphasis that the PRC local government’s stronger support of the renewable energy sector, while highlighting the capabilities and social responsibility of Chinese solar energy enterprises.”

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China. For more information about CTDC, please visit our website at http://www.chinactdc.com

For further details of the signing of the LOI, please visit the China Merchants Group’s website at http://www.cmhk.com/dspnews.asp?newsid=6413&type=E

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.